SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:

Alpine Global Premier Properties Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2500 Westchester Avenue

Suite 215

Purchase, NY 10577

Telephone Number (including area code):  (914) 251-0880

Name and Address of Agent for Service of Process:

National Corporate Research, Ltd.

615 South DuPont Highway

Dover, Delaware 19901

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Check Appropriate Box:

Yes ☒           No ☐

Pursuant to the requirement of the Investment Company Act of 1940, the Registrant has caused this notification of Registration to be duly signed on its behalf in the State of New York, on the 15th day of February 2007.

Alpine Global Premier Properties Fund

/s/ Samuel A. Lieber
By: Samuel A. Lieber, Sole Trustee

ATTEST:	/s/ Sheldon Flamm
By: Sheldon Flamm